Exhibit 4.31

SCHEDULE NO. 02

SCHEDULE NO. 02 dated February 1, 2024 (the “Schedule”) between VARILEASE FINANCE, INC. (the “Lessor”) and BIRKS GROUP INC. (the “Lessee”) incorporates by reference the terms and conditions of Master Lease Agreement dated July 14, 2023 between Lessor and Lessee (the “Master Agreement”), attached hereto, and constitutes a separate lease between Lessor and Lessee. The Schedule and Master Agreement are hereinafter referred to collectively, as the “Lease”. All capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Master Agreement. Lessee hereby acknowledges that Lessor may replace this Schedule with multiple schedules for the purpose of separating the Equipment and may file corresponding UCC financing statements in anticipation of such separation.

1.

Equipment: Assorted leasehold improvements, furniture, security equipment and related equipment as approved by Lessor together with all other equipment and property hereafter purchased pursuant to the terms of the Lease, and any and all additions, enhancements and replacements thereto (collectively, the “Equipment”).

The Equipment shall be more fully and completely described in an Installation Certificate, which shall later be executed by Lessee in connection with the Schedule. Upon Lessee’s execution thereof, this section shall be automatically amended to include all equipment and property described in the Installation Certificate.

2.	Equipment Location: Unit D100A, 8500 Decarie Blvd., Mount Royal, QC H4P 2N2, Canada

Upon Lessee’s execution of an Installation Certificate in connection with this Schedule, this section shall be automatically amended to include any additional locations specified in the Installation Certificate.

3.	Total Equipment Cost: $2,500,000.00 USD

4.	Base Term: 24 Months

5.	Base Monthly Rental: $100,375.00 USD (plus applicable sales/use tax)

6.

Advance Payment: $100,375.00 USD applied to the last rental (plus applicable sales/use tax). Lessee shall pay the last rental in advance upon the execution of this Schedule. Lessee acknowledges and agrees that, notwithstanding anything to the contrary herein, this payment is non- refundable to Lessee under any circumstances, including, without limitation, any termination of this Lease for any reason prior to the end of its scheduled term. This payment shall be deemed earned by Lessor, and upon receipt by Lessor, shall immediately be applied to satisfy Lessee’s obligation to make the last rental.

7.	Base Lease Rate Factor: 0.04015

8.

Floating Lease Rate Factor: The Base Lease Rate Factor shown in Section 7, which is used to calculate the Base Monthly Rental, shall increase 0.00008775 for every five (5) basis point increase in 24-month U.S. Treasury Notes, until all Items of Equipment have been installed, at which point the date set forth on the Installation Certificate of the Lease shall have occurred. The 24-month U.S. Treasury Note yield used as the basis for the derivation of the Base Lease Rate Factor contained herein is 4.34%.

9.	Equipment Return Location: To Be Advised

10.	Special Terms:

a.

Electronic Payment: On or before the due date, Lessee shall electronically transfer in immediately available funds, all rental payments and other sums required to fulfill Lessee’s contractual obligation under the Lease (“Lease Payments”). Further, the Lease Payments must be in US Dollars. Failure or refusal of Lessee to authorize such transfers or failure of Lessor or its assigns to receive such payments by electronic transfer shall constitute an additional Event of Default under Section 16(a) of the Master Agreement.

Lessee Initials:

b.

Additional Event of Default; Lien Releases: No later than sixty (60) days after Lessor’s payment for any Item of Equipment (the “Default Date”), Lessee shall provide to Lessor lien releases and/or subordination of interest letter(s) in a form acceptable to Lessor in its sole discretion (collectively, the “Lien Releases”) relating to security interests or other encumbrances with respect to such Item of Equipment. If the Lien Releases have not been received by Lessor by the Default Date, Lessor may, in its sole discretion, pursue any one of the following options: (i) allow Lessee additional time to provide the Lien Releases and extend the Default Date; or (ii) demand that Lessee pay to Lessor a total amount equal to all Lessor’s payments for Equipment, plus all pro rata rentals, taxes, late fees and other payments which are due and owing under the Lease within three (3) business days of such demand, and upon receipt of said payment in full, Lessor shall release Lessee from further payment obligations under the Lease. In the event such demand for reimbursement is made by Lessor and Lessee fails to reimburse Lessor in accordance with the terms herein, such failure shall automatically constitute an Event of Default under the Lease, Lessee shall waive any right to cure or remedy the default as otherwise provided in the Master Agreement, and Lessor shall be entitled to pursue all of its available remedies under the Lease.

Lessor Initials:		Lessee Initials:
Page 1 of 3 Pages

c.

Canadian Location and Indemnification: Notwithstanding anything to the contrary herein or in the Master Agreement, the parties acknowledge and agree that the Equipment is or shall be located in Canada (the “Canada Equipment”) and Lessee will comply with all Canadian, provincial and local laws, regulations, and ordinances, and all applicable requirements of the manufacturer of the Canada Equipment that apply to the physical possession, use, operation, condition, and maintenance of the Canada Equipment. Lessee agrees to obtain all Canadian, provincial and local permits and licenses necessary for the operation of the Canada Equipment. Lessee shall and does agree to indemnify, defend, and hold harmless Lessor and its Assignee(s) from and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, or expenses of any kind and nature whatsoever, including but not limited to attorneys fees (including without limitation attorneys fees in connection with the enforcement of this indemnification) which may be imposed upon, incurred by Lessor or its Assignee(s) in any way relating to or arising in connection with the location and operation thereat, of the Canada Equipment. Notwithstanding the foregoing or anything to the contrary contained herein, Lessee’s obligation to indemnify does not extend to any damages caused by and arising out of the gross negligence or willful misconduct of Lessor.

d.

Tax Payment and Indemnification for the Canada Equipment: Notwithstanding anything to the contrary under the Master Agreement, for this Schedule only, during the term of the Lease, Lessee shall pay directly all taxes, fees, and assessments, including, but not limited to, sales, use, property tax and any foreign withholding tax that may be imposed by any taxing authority on the Canada Equipment, on its purchase, ownership, delivery, possession, operation, rental, return to Lessor or its purchase by Lessee (collectively, the “Canadian Taxes”). If any Canadian Taxes must be deducted or withheld from any amounts payable to Lessor, the amount payable shall be increased to yield to Lessor (after payment of all Canadian Taxes) the full dollar amount projected for payment. Lessee hereby agrees to indemnify and hold Lessor harmless from and against any and all losses incurred by Lessor arising out of Lessee’s absolute and unconditional obligation to remit any and all Canadian Taxes directly to the applicable taxing authority as required under any law where any Item of Canada Equipment is located (“Jurisdiction”). Lessee hereby agrees to provide quarterly and/or annual reports, as applicable, to Lessor verifying that all Canadian Taxes have been paid in accordance with the laws of each applicable Jurisdiction (collectively, the “Canadian Tax Reports”). FAILURE OF LESSEE TO PROVIDE THE CANADIAN TAX REPORTS TO LESSOR AS PROVIDED HEREIN SHALL CONSTITUTE AN EVENT OF DEFAULT UNDER SECTION 16(a)(IV) OF THE MASTER AGREEMENT. Lessee further agrees to indemnify, defend and hold Lessor harmless from and against any and all demands, claims, costs, expenses, attorney fees or liabilities that may result therefrom or from enforcement of this Indemnification.

Lessee Initials:

e.	Equipment Labeling: Notwithstanding anything contrary in the Master Agreement, the Equipment may be marked with decals or other non-permanent labeling with Lessee’s identification.

f.

Guarantee: Notwithstanding anything to the contrary herein, the parties acknowledge and agree that this Lease is guaranteed by BIRKS INVESTMENTS INC.; BIRKS JEWELLERS LIMITED; BIRKS USA, INC.; and CASH, GOLD & SILVER INC. as set forth in the four (4) Guarantees, each dated July 14, 2023, copies of which are attached hereto and incorporated herein.

g.

Purchase Option: For purposes of this Schedule only, provided no Event of Default has occurred, is continuing and remains uncured, Section 19(b)(i) of the Master Agreement shall be deleted in its entirety and replaced with the following: “purchase all, but not less than all, of the Items of Equipment for twenty percent (20%) of the Total Equipment Cost”. All other terms and conditions of the Master Agreement shall remain in full force and effect without change.

h.

Progress Payment Rate; Master Agreement Amendment: For purposes of this Schedule only, provided no Event of Default has occurred and is continuing under the Lease, Section 2(b) of the Master Agreement shall be amended by deleting the entire second sentence and replacing it with “Lessee shall pay to Lessor a daily pro rata rental fee (“Rental Fee”) from the date of execution of the Authorization for each Item of Equipment to the Installation Date calculated by multiplying 0.03000 times the amount of such Progress Payment divided by thirty (30).” All other terms and conditions of the Master Agreement shall continue in full force and effect without change.

i.

Sale Leaseback: Notwithstanding anything to the contrary herein, the parties acknowledge and agree that a portion of this transaction is structured as a sale leaseback, whereby Lessor shall purchase the equipment from Lessee for purposes of leasing the equipment back to Lessee in accordance with the terms and conditions set forth in the Sale Leaseback Agreement dated February 1, 2024, a copy of which is attached hereto and incorporated herein.

j.

Self-Maintenance: For this Schedule only, Lessee shall, during the term of the Lease, self-maintain the Equipment in accordance with manufacturer recommendations, or engage the services of a maintenance organization (the “Maintenance Organization”) to maintain the Equipment and provide Lessor upon request with a copy of such maintenance contract as amended or supplemented, if applicable. During the term of the Lease, Lessee shall, at its expense, keep the Equipment in good working order, repair, appearance and condition and make all necessary adjustments, repairs and replacements, all of which shall become the property of Lessor. Lessee shall not use or permit the use of the Equipment for any purpose for which, in the opinion of the manufacturer of the Equipment or Maintenance Organization, the Equipment is not designed or intended.

Lessee’s execution and delivery of this Schedule shall constitute its offer to lease the Equipment described herein upon the terms and conditions set forth herein. Lessor’s subsequent execution of this Schedule in Michigan and delivery to Lessee shall constitute its acceptance of the Lease. The Lease shall be deemed made in Michigan.

Upon Lessor’s request, Lessee hereby agrees to provide evidence of Lessee’s identity to comply with any applicable law, rule or regulation, including, but not limited to, Section 326 of the “Patriot Act” signed into law on October 26, 2001.

Notwithstanding anything herein or in the Master Agreement to the contrary, Lessee acknowledges and agrees that as between Lessor and Lessee, Lessor shall be entitled to claim for federal income tax purposes, without limitation, all benefits, credits and deductions related to the Equipment.

Lessor Initials:		Lessee Initials:
Page 2 of 3 Pages

Lessee acknowledges that this Schedule authorizes the Lessor, its agents or assignee(s) to sign, execute and file on its behalf any documents, including financing statements, other filings and recordings, which are reasonably required to make public this lease transaction with respect to the equipment. The parties intend this transaction to be a true lease, but if any court or tribunal, having power to bind the parties, should conclude that all or part of this Schedule is not a true lease but is in the nature of a sale, consignment, or other transaction, the parties intend and the Lessee hereby grants a continuing security interest in the Equipment and other personal property described in the Master Agreement, whether now owned or hereafter acquired, from the date of this Schedule to secure the payment of all Lessee’s indebtedness to Lessor. In the event serial numbers for Items are unavailable upon execution hereof, Lessee authorizes Lessor to amend this Schedule by inserting correct serial numbers with respect to those Items.

THIS SCHEDULE TOGETHER WITH THE MASTER AGREEMENT AND ANY ADDITIONAL PROVISION(S) REFERRED TO IN ITEM 10 CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE LESSOR AND LESSEE AS TO THE LEASE AND THE EQUIPMENT.

LESSOR:		LESSEE:
VARILEASE FINANCE, INC.		BIRKS GROUP INC.

By:	/s/ Amanda Christensen	By:	/s/ Marco Pasteris
Name: Amanda Christensen		Name: Marco Pasteris
Title: Vice President		Title: Vice-President, Finance

Page 3 of 3 Pages